December 10, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the "Registration Statement") for the Trust with respect to VanEck Morningstar International Moat ETF (the "Fund"), a series of the Trust, filed with the Securities and Exchange Commission (the "SEC") on October 8, 2024. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund's Registration Statement in response to the Staff of the SEC's (the "Staff") comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.	Please provide the fee table and expense example information prior to the effectiveness of the Fund's registration statement.

Response 2.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 3.	Please confirm that the waiver agreement will be in effect for at least a year from the date of effectiveness.

Response 3.	We confirm that the fee waiver will be in effect until February 1, 2026.

Comment 4.	Please briefly elaborate on the qualitative factors referenced in the Principal Investment Strategies section.

Response 4.	The disclosure has been amended accordingly.

Comment 5.	In the Principal Investment Strategies section, please disclose any region that is mentioned in the Principal Risk Disclosure. Additionally, in the Principal Risk Disclosure please note that foreign investments the Fund makes will be denominated in foreign currencies.

Response 5.
With respect to the first part of Comment 5, we respectfully acknowledge your comment, however we believe the referenced disclosure is appropriate. With respect to the second part of Comment 5, we respectfully acknowledge your comment and refer you to the disclosure included under "Emerging Market Issuers Risk - Foreign Currency Risk Considerations" and "Foreign Currency Risk" in the "Summary Information - Principal Risks of Investing in the Fund" section of the Prospectus.

Comment 6.	With respect to the Principal Risk Disclosure, under Authorized Participant Concentration Risk, please clarify the intended meaning of the phrase "with respect to certain types of assets."

Response 6.
We respectfully acknowledge your comment and note that the phrase "with respect to certain types of assets" is used to inform investors of the potential for heightened Authorized Participant concentration risk when the Fund invests in certain types of assets, such as securities issued by non-U.S. issuers; however, we believe the current disclosure is appropriate.

Comment 7.	With respect to the Performance section, please identify the additional index included in the lead-in paragraph and supplementally explain its purpose or delete the reference to the same.

Response 7.	The disclosure has been revised to reflect that there is no additional index.

Comment 8.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in other funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 8.	We hereby confirm that the Fund’s acquired fund fees and expenses do not exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses, and as such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

* * * * *

If you have any questions, please feel free to contact Jane Podlaski at (212) 293-2109 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation

VanEck Morningstar International Moat ETF

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%
Other Expenses	0.11%
Total Annual Fund Operating Expenses(a)	0.61%
Fee Waivers and Expense Reimbursement(a)	-0.03%
Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursement(a)	0.58%
________________________

(a) Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses) from exceeding 0.56% of the Fund’s average daily net assets per year until at least February 1, 2026. During such time, the expense limitation is expected to continue until the Fund’s Board of Trustees acts to discontinue all or a portion of such expense limitation.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same (except that the example incorporates the fee waivers and/or expense reimbursement arrangement for only the first year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$59
3	$192
5	$337
10	$759